SECU [barcode] MMISSION

07008793

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KPMG Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 South Calvert Street
(No. and Street)

Baltimore,	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robb Goetz — 410-949-8739
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robb Goetz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KPMG Corporate Finance LLC**, as of **September 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director Of Finance and Compliance
Title

Barbara A. Meyer
Notary Public
State of Maryland, County of Baltimore

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

KPMG Corporate Finance LLC

Statement of Financial Condition Report
September 30, 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
KPMG Corporate Finance LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the "Company") as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 27, 2007

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2007

Assets

Cash and cash equivalents	$	10,489,476
Accounts receivable, net		2,391,600
Fixed assets, net of accumulated depreciation of $114,677		191,335
Other assets		277,842
Total assets	$	13,350,253

Liabilities and Member's Capital

Accrued compensation	$	3,883,901
Accounts payable, accrued expenses and other liabilities		3,104,920
		6,988,821
Liabilities subordinated to the claims of general creditors		2,116,667
Member's capital		4,244,765
Total liabilities and member's capital	$	13,350,253

The accompanying notes are an integral part of these statement of financial condition.

KPMG Corporate Finance LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the "Company"), a wholly owned subsidiary of KPMG CF Holdings, LLC, is a Delaware limited liability company formed on August 22, 2000, for the purpose of conducting business as a broker-dealer. The Company is a subsidiary of KPMG LLP, a UK limited liability partnership and the UK member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, fairness opinions and strategic business advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenues include both success fees earned and hourly work performed providing merger and acquisition and financial restructuring advisory services. Success fee revenue is recognized as services are provided to customers, with the majority of recognition occurring when sales are successfully consummated, as defined in each engagement. Hourly revenue is recognized as incurred. The Company recognizes contractual interest on an accrual basis.

Cash and cash equivalents: For purposes of the statement of financial condition, the Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed assets: Fixed assets consist of computer equipment and software and are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member's respective share of the Company's income or loss is reportable on its separate federal and state income tax returns.

New accounting pronouncement: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its consolidated financial statements.

Note 1. Nature of Business and Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its consolidated financial statements.

Note 2. Accounts Receivable

At September 30, 2007, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time and expense or retainers. The amount recorded is net of an allowance for doubtful accounts of $25,339.

The Company determines the reserve for doubtful accounts based on the dollar total of accounts receivable over 90 days except for governmental engagements which are based on a 180-day threshold.

Note 3. Liabilities Subordinated to the Claims of General Creditors

The Company has entered into a subordinated loan agreement with KPMG UK Holdings (US), an affiliated entity, in the amount of $2,000,000, which accrues interest at seven percent per annum, and matures on November 30, 2009. The interest is payable at maturity and all interest payable is subordinated to the claims of general creditors. As of September 30, 2007, subordinated interest payable amounted to $116,667.

The subordinated loan principal and interest payable are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings and related interest are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company had net capital of $3,499,695, which was $3,060,661 in excess of its required net capital of $439,034. At September 30, 2007, the Company's net capital ratio was 1.88 to 1.

Note 5. Customer Concentration and Related Party Transactions

For the year ended September 30, 2007, the Company had one major customer. A customer is considered major when the concentration of revenue from that customer exceeds 10 percent of total revenue or the customer represents more than 10 percent of total accounts receivable at September 30, 2007. Transactions with the major customer represent 27% of total accounts receivable at September 30, 2007.

Note 5. Customer Concentration and Related Party Transactions (continued)

On August 24, 2000, the Company entered into a Memorandum of Understanding with KPMG-U.K. and KPMG LLP ("KPMG-U.S."). As part of the agreement, KPMG-U.S. has agreed to provide infrastructure services to the Company, which is reflected as an overhead charge to the Company and included as infrastructure charge on the accompanying statement of operations. The infrastructure services include technology, marketing and communication, support services and occupancy. Reimbursement for services occurs on a quarterly basis.

On May 7, 2004, KPMG-U.S. terminated its portion of the Memorandum of Understanding and entered into a shared services agreement with the Company. Under the shared services agreement, the Company will reimburse KPMG-U.S. for all occupancy costs and include as rent on the accompanying statement of operations. Either party may terminate the shared services agreement, under certain limited conditions as defined in the agreement, by giving 30 days' prior written notice to the other party.

At September 30, 2007, included in accounts payable, accrued expenses and other liabilities is $1,385,656 due to affiliated KPMG entities for rent and infrastructure services provided.

At September 30, 2007, included in accounts receivable is $262,547 due to the Company from other KPMG entities for services provided.

Additionally, the Company provides services on behalf of other KPMG entities for which a portion of the revenue earned is remitted back to the respective entity. At September 30, 2007, included in accounts payable is $699,098 related to these activities.

Note 6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at September 30, 2007, that exceeded the balance insured by the FDIC or others by $9,308,153. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Subsequent Event

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC, Keen Realty, LLC, Keen Strategic Advisors, LLC, and MHM Advisors, LLC (collectively, "Keen"), a group of affiliated real estate advisory and real estate transactional businesses. Keen is a privately held real estate firm that specializes in advising on and selling excess assets, real estate and lease portfolios, and providing real estate financing and sale leaseback services for both healthy and distressed companies.

On October 1, 2007, the Company entered into an additional subordinated loan agreement with KPMG UK Holdings (US) in the amount of $1,000,000 that matures on October 1, 2010 and bears interest at 7% per annum.

END